EXHIBIT 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratios

(In thousands)

Earnings to fixed charges ratio:

	Q3 2010	Q3 2009	YTD 2010	YTD 2009
Income from continuing operations	$6,658	$4,063	$18,210	$19,957
Additions:
Fixed charges
Interest expense	17,100	18,224	51,178	57,221
Capitalized interest	83	345	775	1,003

	17,183	18,569	51,953	58,224
Deductions:
Capitalized interest	(83)	(345)	(775)	(1,003)
Net income attributable to noncontrolling interests	(33)	(53)	(109)	(154)

Adjusted earnings	$23,725	$22,234	$69,279	$77,024

Fixed charges (from above)	$17,183	$18,569	$51,953	$58,224
Ratio of Earnings to Fixed Charges	1.38	1.20	1.33	1.32

Debt service coverage ratio:
	Q3 2010	Q3 2009	YTD 2010	YTD 2009
Net income attributable to the controlling interests	$6,625	$9,550	$26,835	$33,491

Additions:
Interest expense	17,100	18,224	51,178	57,221
Real estate depreciation and amortization	24,278	23,689	71,555	70,499
Non-real estate depreciation	277	293	823	904

	41,655	42,206	123,556	128,624

Deductions:
Gain on sale of real estate	—	(5,147)	(7,942)	(11,821)
Loss (gain) on extinguishment of debt	238	133	280	(6,931)
Gain from non-disposal activities	(4)	(62)	(4)	(62)

Adjusted EBITDA	$48,514	$46,680	$142,725	$143,301

Debt service
Interest expense	$17,100	$18,224	$51,178	$57,221
Principal amortization	997	1,035	3,187	2,929

	$18,097	$19,259	$54,365	$60,150

Debt service coverage ratio	2.68	2.42	2.63	2.38